Via Facsimile and U.S. Mail
Mail Stop 6010


April 27, 2006


Mr. Larry Glasscock
Chairman, President, & CEO
Wellpoint, Inc.
120 Monument Circle
Indianapolis, Indiana 46204

Re:	Wellpoint, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2005
		Filed February 23, 2006
	File No.  1-16751

Dear Mr. Glasscock:

      We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Critical Accounting Policies and Estimates
Medical Claims Payable, page 55
1. We believe your disclosure in Management`s Discussion and Analysis regarding the medical claims payable could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please provide us in disclosure-type format the following:

Discuss how each of your key assumptions in a. developing the medical
claims payable has changed historically over the periods
presented.
b. Discuss how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.
c. Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions used would have on the December 31, 2005 medical claims liabilities and future operations. Merely applying a hypothetical percentage to your unpaid claims liabilities and stating the impact it would have on those liabilities does not appear to accomplish this objective.
d. Because IBNR estimates are more imprecise, please provide the amount of IBNR separately from claims reported.
2. Please provide us in disclosure-type format a presentation of the
net incurred medical claims - prior years (redundancies) for each year presented showing the percentage of net incurred medical claims
- prior years (redundancies) to the beginning of the year net medical
claims payable, net of net incurred medical claims prior years (redundancies). With respect to the "prior year redundancies in the current period as a percent of prior year net incurred medical claims" shown at the bottom of the table on page 57 and the "variance to total net incurred medical claims, as reported" as shown at the bottom of the table on page 58, provide us in disclosure-type format why these percentages are meaningful and in particular how the percentages highlight how accurate your past estimates have been. It would appear these percentages compare an amount that represents an
adjustment to an estimate to an amount that is comprised mostly of settled claims (i.e. not an estimate).
*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments.
Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant



Larry Glasscock
Wellpoint, Inc.
April 27, 2006
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